UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024	Commission File Number 000-56261

Glass House Brands Inc.

(Translation of registrant’s name into English)

3645 Long Beach Blvd.

Long Beach, California 90807

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐   Form 40-F  ☒

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Report on Form 6-K originally furnished by Glass House Brands Inc. (the “Company”) with the Securities and Exchange Commission on April 1, 2024 (the “Original 6-K”) is being furnished solely to include Exhibits 99.5, 99.6, 99.7, 99.8, 99.9 and 99.10.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glass House Brands Inc.

Date: April 2, 2024	/s/ Kyle Kazan
By: Kyle Kazan
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1*	Amended and Restated Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2023 and December 31, 2022 and for the Three Months Ended March 31, 2023 and 2022

99.2*	Amended and Restated Management’s Discussion and Analysis of Financial Condition and Unaudited Results of Operations for the Three Months Ended March 31, 2023 and 2022

99.3*	Form 52-109F1 Certificate of Annual Filings (CEO)

99.4*	Form 52-109F1 Certificate of Annual Filings (CFO)

99.5	FORM 13-502F1 (CFO)

99.6	FORM 13-501F1 (CFO)

99.7	Form 52-109F1R Certification of refiled annual filings (CEO)

99.8	Form 52-109F1R Certification of refiled annual filings (CFO)

99.9	Form 52-109F2R Certification of refiled interim filings (CEO)

99.10	Form 52-109F2R Certification of refiled interim filings (CFO)

* Previously furnished.